MANAGEMENT DISCUSSION & ANALYSIS

For the period ended October 31, 2021

Directors and Officers as at December 13, 2021:

Directors:

Gary Arca
Robert Eadie
Jordan Estra Salvador Garcia
Tanya Lutzke
Federico Villaseñor

Officers:

Executive Chairman, Chief Executive Officer & President – Robert Eadie Chief Operating Officer - Salvador Garcia
Chief Financial Officer – Gary Arca
Corporate Secretary – Cory Kent

Contact Name:Gary Arca

Contact e-mail address:garca@starcore.com

TSX Symbol:SAM

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada  V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website: www.starcore.com

Starcore International Mines Ltd.

MD&A

October 31, 2021

Form 51-102-F1

STARCORE INTERNATIONAL MINES LTD.

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended October 31, 2021

1.	Date of This Report

This MD&A is prepared as of December 13, 2021.

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Starcore International Mines Ltd. (“Starcore”, or the “Company”) for the period ended October 31, 2021.

Monetary amounts throughout this MD&A are shown in thousands of Canadian dollars, unless otherwise stated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, mine site costs; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s minesite and; statements and information regarding the sufficiency of the Company’s cash resources.  Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.  Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks, risks associated with foreign operations; risks related to title issues; governmental and environmental regulation; and the volatility of the Company’s stock price.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

2.

Starcore International Mines Ltd.

MD&A

October 31, 2021

Overall Performance

Description of Business

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange (“TSX”). The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions. The Company has interests in properties which are exclusively located in Mexico and Canada.

Financial Highlights for the period ended October 31, 2021:

•	Cash and short-term investments on hand is $5.9 million at October 31, 2021 compared to $4.4 million at April 30, 2021;
•	Gold and silver sales of $6.7 million for the three months ended October 31, 2021 compared to $7.0 million for the three months ended October 31, 2020;
•	Earnings from mining operations of $1.4 million for the three months ended October 31, 2021 compared to earnings of $2.2 million for the three months ended October 31, 2020;
•	Loss of $0.3 million for the three months ended October 31, 2021 compared to earnings of $1.45 million for three months ended October 31, 2020;
•	Equivalent gold production of 2,782 ounces in the three months ended October 31, 2021 compared to production of 2,867 ounces in the three months ended October 31, 2020;
•	Mine operating cash cost is US$1,225/EqOz for the three months ended October 31, 2021 compared to cost of US$1,048/EqOz for the three months ended October 31, 2020;
•	All-in sustaining costs of US$1,580/EqOz for the period ended October 31, 2021, compared to costs of US$1,276/EqOz for the period ended October 31, 2020;
•	EBITDA(1) of $2,882 for the period ended October 31, 2021 compared to $5,102 for the period ended October 31, 2020.

Reconciliation of Net Income to EBITDA(1)
For the period ended October 31,	2021	2020
Net income (loss)	$617	$3,116
Loss on sale of exploration property	39	-
Unrealized loss on investment	205	-
Income tax expense (recovery)	319	(145)
Interest	-	24
Depreciation and depletion	1,702	2,107
EBITDA	$2,882	$5,102
EBITDA MARGIN(2)	22.5%	33.9%

(1) EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

(2) EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

Starcore International Mines Ltd.

MD&A

October 31, 2021

Recent Event

Starcore Announces New Drilling Begins on New Gold Target at El Creston in Opodepe, Sonora State, Mexico.

The Company announced the start of DDH exploration on its MEZTLI 4 and TEOCUITLA claims located in Opodepe, Sonora, Mexico (see Fig.1). This first stage explores five different veins that were discovered after more than eight months of geological works with more than 2000 samples taken (see Fig. 2). As reported in its news release of August 17, 2021, the Opodepe project represents a three-dimensional prospect for Starcore with possibilities as a moly deposit, or as a property with gold showings, and thirdly as a project with the potential for copper porphyry at depth. These concessions of 11,364 hectares (the MEZTLI 4 claims) have never been explored for precious metals. With the acquisition of 3,087 hectares northwest of the MEZTLI 4 claims (the TEOCUITLA concessions), Starcore now has a total of 14,451 hectares to explore, with five veins identified thus far for the initial stage of drilling.

Fig. 1 OPODEPE PROJECT LOCATION

Fig. 2 MAP SHOWING THE 5 VEINS TO BE EXPLORED FIRST STAGE

Starcore International Mines Ltd.

MD&A

October 31, 2021

# Targets	Target	Claim	Recognized surface length (mt)	Economic length (mt) Surface	Economic width (mt) Surface	Au g/t	Ag g/t
1	Mana System	Meztli 4	2100	300	1.07	0.52	250
2	Karla System NW		1815	280	0.53	3.52	13
3	Nom		520	200	0.55	4.19	43
4	El Guerigo		1800	110	0.98	0.11	162
5	San Gerónimo		196	100	0.40	0.40	120
6	Midas Vein	New claims acquired	580	190	0.73	0.20	160
7	La Aurora - La Espinada Vein		old Dumps			0.21	241
8	La Última		Old mining non visited
9	El Oro	Other claim	500	70	0.53	10.30	5

Fig. 3 TABLE OF ASSAYS LAB RESULTS

DDH SCHEDULE 2021
Target	Company	Claim	Holes	Category	Meters
Mana System	Contractor	Meztli 4	8	Greenfield	620
Nom		Meztli 4	7	Greenfield	630
El Guerigo		Meztli 4	7	Greenfield	450
Karlas		Meztli 4	3	Greenfield	500
Midas		Teocuitla	2	Greenfield	300
Total			27		2500

Fig. 4 DDH FIRST STAGE PROGRAM

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101 and has prepared the technical information contained in this press release.

3.	Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

Twelve Months Ended	April 30, 2021	April 30, 2020	April 30, 2019
Revenues	$26,799	$24,820	$32,795
Cost of Sales	(20,397)	(22,836)	(32,759)
Earnings from mining operations	6,402	1,984	36
Administrative Expenses	(3,843)	(4,396)	(4,284)
Loss on Toiyabe	(1,116)	-	-
Allowance for receivables	-	-	(441)
Impairment of Mining Interest, plant and equipment	-	-	(4,804)
Loss on disposal of E&E asset	-	-	(82)
Write off Altiplano	-	(39)	-
Income tax (expense)/ recovery	1,449	(1,178)	(2,229)
Total income/ (loss)
(i) Total income/ (loss)	$2,892	$(3,629)	$(11,804)
(ii) Income/ (loss) per share – basic	$0.06	$(0.07)	$(0.24)
(iii) Income/ (loss) per share – diluted	$0.06	$(0.07)	$(0.24)
Total assets	$46,471	$54,413	$57,005
Total long-term liabilities	$7,531	$10,855	$13,063

Starcore International Mines Ltd.

MD&A

October 31, 2021

4.	Results of Operations

Discussion of Acquisitions, Operations and Financial Condition

The following should be read in conjunction with the consolidated financial statements of the Company and notes attached thereto for the period ended October 31, 2021.

4.1San Martín Mine, Queretaro, Mexico

The San Martin Mine, located approximately 50 km east of the City of Queretaro, State of Queretaro, Mexico, consists of mining concessions covering 13,077 hectares and includes seven underground mining units and four units under exploration. Luismin (now “Goldcorp Mexico”) operated the mine from 1993 to January, 2007, when it was purchased by the Company.  The Company expects to continue to operate the mine based on the current expected conversion of known resources, and exploration is able to maintain proven and probable reserves replacing those mined with new reserves, such that the total resource remains relatively constant from year to year.

Starcore has staked additional claims near its principal producing gold property, the San Martin gold mine, in Querétaro, Mexico. The geology department has completed a staking initiative that includes new claims to the west of the current mineral rights of the San Martin mine on private property, that holds exploration and development upside.

Reserves

The Company completed a Resource estimate “RESERVES AND RESOURCES IN THE SAN MARTIN MINE, MEXICO AS OF SEPTEMBER 30, 2019”, as filed on December 2, 2019, prepared by Erme Enriquez. (the “Technical Report”), which is also available on the Company website www.starcore.com.

Starcore's updated mineral reserve and resource estimate for San Martin contains 14% higher tonnes with 5% lower grades compared to the previous reserve/resource estimate of 2018. This was largely due to Starcore using more conservative estimation parameters consistent with the reserve/resource estimates for the San Martin mine.

All assumptions are listed at the bottom of the reserve and resource table.

1. Reserve cut-off grades are based on a 1.66 g/t gold equivalent.

2. Metallurgical Recoveries of 88% gold and 55% silver.

3. Minimum mining widths of 1.5 meters.

4. Dilution factor of 20%.

5. Gold equivalents based on a 1:81 gold:silver ratio.

6. Price assumptions of $1300 per ounce for gold and $16 per ounce for silver.

7. Mineral resources are estimated exclusive of and in addition to mineral reserves.

Erme Enriquez C.P.G., BSc., MSc., is an independent consultant to the Company. He is a qualified person on the project as required under NI 43-101 and has prepared this technical information.

Starcore International Mines Ltd.

MD&A

October 31, 2021

Production

The following table is a summary of mine production statistics for the San Martin mine for the three and six months ended October 31, 2021 and for the previous year ended April 30, 2021:

(Unaudited)	Unit of measure	Actual results	Actual results	Actual results
		3 months ended	6 months ended	12 months ended
		31-Oct-21	31-Oct-21	30-Apr-21
Mine production of gold in dore	thousand ounces	2.5	5.1	10.5
Mine production of silver in dore	thousand ounces	22.6	42.3	103.4
Total mine production – equivalent ounces	thousand ounces	2.8	5.7	11.8

Silver to Gold equivalency ratio		75.2	71.7	78.3

Mine Gold grade	grams/tonne	1.58	1.61	1.63
Mine Silver grade	grams/tonne	22.7	21.8	24.7
Mine Gold recovery	percent	87.8%	88.1%	88.4%
Mine Silver recovery	percent	52.9%	52.6%	57.0%

Milled	thousands of tonnes	56.0	112.3	225.5
Mine development, preparation and exploration	meters	2,005	3,843	7,426

Mine operating cash cost per tonne milled	US dollars/tonne	61	61	55
Mine operating cash cost per equivalent ounce	US dollars/ounces	1,225	1,200	1,056

Number of employees/contractors at minesite		244	244	244

During the quarter ended October 31, 2021, the mill operated at a rate of approximately 608 (October 31, 2020: 617) milled tonnes/calendar day. Gold and silver grades during the quarter ending October 31, 2021 were 1.58 g/t and 22.7 g/t, respectively, compared to the prior year quarter ended October 31, 2020 comparable grades of 1.59 g/t and 22.0 g/t, respectively. Overall equivalent gold production from the mine during the period ending October 31, 2021 of 2,782 ounces was lower than the prior period’s production of 2,867 due to slightly higher silver ore grades and recovery during the prior period. Overall development meters have increased slightly in the current period, to 2,005 meters, compared to 1,899 meters in the prior period ended October 31, 2020. The development has been consistent with the current calendar period production tonnage budgeted.

Production cash costs of the mine for the three months ended October 31, 2021 were higher at US$1,225/EqOz compared to US$1,048/EqOz in the prior comparable period ending October 31, 2020. Overall cost per tonne averaged US$61/t, compared to US$53/t in the prior period due mainly to higher input costs for labour, electricity and fuel in the current period coupled with higher development costs per meter and to a less favourable exchange rate. The mine plan has been developed to ensure the mine is properly developed and mined so as to ensure a constant supply of ore in accordance with currently planned production capacity and ore grades. Changes to the plan that may involve production and capital investment are continually being assessed by management. Currently, the Company is continuing underground exploration in order to identify higher grade ore zones and has allocated an adequate budget to support year-long exploration.

During the quarter ended October 31, 2021, the Company incurred approximately US$345 in mine capital expenditures, which includes mine development drifting and drilling, machinery and equipment leases and purchases, and construction and tailings dam remediation, compared to US$323 in the prior comparable quarter ending October 31, 2020.

Starcore International Mines Ltd.

MD&A

October 31, 2021

4.2 Property Activity

San Martin properties – Queretaro, Mexico

The San Martin mine properties are comprised of mining concessions covering 13,077 hectares. In addition to the ongoing mine exploration and development that is currently being performed in development of the mine, management is continually assessing the potential for further exploration and development of the San Martin properties and continually modifying the exploration budget accordingly.

The mine operates two underground and one surface drill rigs to provide information to assist with mine planning in addition to exploration, with the intent of increasing the reserves and resources on the property, and the Company is budgeting targets of approximately 8,000 metres of underground development and exploration drilling in calendar 2021.

The mine exploration is mainly focused in two areas:

-

The first one being the northwest area of the mine, which is a continuation of the high grade oreshoot that has been the main source in determining the life of the mine. We are currently developing a drift to get position for the new drilling station that will allow us to continue the exploration of this zone along with the development to explore the manto identified from prior holes according to the geological interpretation then; and,

-

The second area is in the eastern part of the mine where we have identified 4 positive holes. Similar to the northwest zone, we are developing a drift to reach these holes and, at the same time, we are developing to get position for the next drilling station to continue the exploration of this zone.

The most relevant item during this recent quarter ended October 31, 2021, are the increases in proven and probable reserves as a result of the continuous exploration work being performed.  As an example, the development of the manto-breccia zone discovered in the Cuerpo 31 earlier this year has resulted in a great deal of the improved production for the current quarter.

“We are pleased at how the exploration has been improving quarter by quarter and we are  now starting on the exploration to find the manto – breccia deposit of the Cuerpo 32, which is the continuation of the Cuerpo 31 after the fault,” stated Salvador Garcia Chief Operating officer of the company.

San Martin Production Q2 2022 Q1 2022Q/Q Change YTD 2022YTD 2021Y/Y Change Ore Milled (Tonnes)56,06156,278 0%112,347115,830 -3%Gold Equivalent Ounces2,7822,895-4%5,6766,126 -7%Gold Grade (Grams/Ton)1.561.64-5%1.601.65 -3%Silver Grade (Grams/Ton)22.9020.8410%21.8725.65 -15%Gold Recovery (%)87.8188.34-1%88.0888.63 1%Silver Recovery (%)54.8352.115%53.5356.72 -6%Gold: Silver Ratio75.6868.5572.1786.64

Salvador Garcia, Chief Operating Officer, is the Company’s qualified person under NI 43-101, and has reviewed and approved the scientific and technical disclosure on the San Martin Mine disclosed in this MD&A.

Creston Moly

On February 19, 2015, the Company acquired all of the shares of Creston Moly from Deloitte Restructuring Inc. in its capacity as trustee in bankruptcy of Mercator Minerals Ltd. at a purchase price of CDN $2 Million. In June, 2011, Mercator Minerals Ltd. (“Mercator”), a TSX listed company, acquired Creston Moly in a cash and shares deal valuing Creston Moly at approximately $194 million. BMO Capital Markets, financial advisor to Creston Moly and its Board, provided a fairness opinion to the effect that the consideration (of $194 million) was fair, from a financial point of view, to the shareholders of Creston Moly.1 The most significant asset in this acquisition was the El Creston project in Sonora, Mexico which had been advanced to a completed Preliminary Economic Assessment ("PEA"). Creston Moly is a British Columbia company that owns, through its subsidiaries, a 100% interest in the following properties:

[1]

The information in this report relating to the acquisition of Creston Moly by Mercator has been drawn from documents filed under the Creston Moly Corp. issuer profile on SEDAR, more specifically:  Creston’s Management Information Circular dated May 9, 2011 and filed on SEDAR on May 16, 2011, and Creston’s news release of June 6, 2011 as filed on SEDAR on June 7, 2011.

Starcore International Mines Ltd.

MD&A

October 31, 2021

Ajax, British Columbia, Canada2

Ajax Molybdenum Property is comprised of 11,718 hectares and is located 13 km north of Alice Arm, British Columbia.   The Ajax Property, one of North America's largest undeveloped molybdenum deposits occupying a surface area of approximately 600 by 650 metres, is a world class primary molybdenum property in the advanced stage of exploration.

El Creston Project, Sonora, Mexico3

The El Creston molybdenum property is located in the State of Sonora, Mexico, 175 kilometres south of the US Border and 145 kilometers northeast of the city of Hermosillo. In 2010, a PEA was prepared on the property based on zones of porphyry-style molybdenum (“Mo”)/Copper (“Cu”) mineralization by an independent consulting firm. The result of this study indicated that the El Creston molybdenum-copper deposit had a US $561.9million net present value after tax (using an 8% discount rate).  The internal rate of return (after tax) was calculated to be 22.3% and a capital cost payback was calculated to be four years. Other highlights of the report include:

•

Large moly-copper deposit in a mining-friendly jurisdiction.  Total Measured and Indicated Resources of 215 million tonnes grading 0.071% Mo and 0.06% Cu, containing 336 Mlbs Mo and 281 Mlbs Cu.  Mineral resources that are not mineral reserves do not have demonstrated economic viability;

•	Initial Capital cost: US$655.9million with payback of 4 years, based on metal prices of $15/lb Mo and $2.60/lb Cu. Metal recoveries were estimated at 88% for Mo and 84% for Cu;
•

Low Operating Cost:  operating cost of $US4.12/lb Mo, net of copper credits, 0.84:1 waste to ore strip ratio within an optimized pit containing an additional 7.6 million tonnes of Inferred Resources responsible for $20M of the NPV;

•	Excellent infrastructure: Road accessible with a 230kV power grid within 50 km;
•

Apart from the PEA, recommendations have been made to test known mineralization below the current pit-limiting “Creston Fault” where results such as drill hole EC08-54 returned 241.4m at 0.083% Mo and 0.059% Cu to a depth of 495m in the Red Hill Deep zone.

David Visagie, P.Geo., an independent consultant, is the Company’s qualified person under NI 43-101, and has reviewed and approved the scientific and technical disclosure on the El Creston Project disclosed in this report.

Opodepe Project, Sonora State, Mexico

The Company acquired an additional 3087.7691 hectares of the Teocuitla claims from Minera Teocuitla SA de CV of Hermosillo, Sonora, Mexico.  The Teocuitla claims are located in Opodepe, Sonora, Mexico beside the El Creston Meztli 4 claim in the northwest part of Starcore’s 11,000 Ha property. The El Creston deposit is a well-known and defined Molybdenum deposit, but the property has never been explored for precious metals. This property and reference to the historical “Preliminary Economic Assessment, (“PEA”) prepared for Creston  Moly Corp is summarized above in Section 4.2 - Property Activity - . El Creston Project, Sonora, Mexico.

This acquisition allows the Company to be able to look at the El Creston Project in three different ways – firstly as a molybdenum deposit; secondly as a property with gold showings; and thirdly, as a project with the potential for copper porphyry at depth. The Company plans to continue exploration work on the newly acquired precious metals claims in addition

[2]

Technical information in this report relating to the Ajax Project is based on the NI 43-101 Resource Estimate Press Release entitled “Tenajon Announces 75% Increase in Indicated Molybdenum Resources at Ajax Project”, dated May 15, 2008 and the technical report entitled “Update of Resource Estimation, Ajax Property, Alice Arm, British Columbia”, dated April 18, 2007, both of which are filed under the Tenajon Resources Corp. issuer profile on SEDAR.

[3]

The technical information in this MD&A relating to the El Creston Project is based on the technical report entitled “Preliminary Economic Assessment, El Creston Project, Opodepe, Sonora, Mexico”, dated December 16, 2010, filed under the Creston Moly Corp. issuer profile on SEDAR..  Information regarding the effective date of the mineral resources, key assumptions, parameters and methods used to estimate the mineral resources, and known risks that materially affect the mineral resources can be found in the technical report. The PEA provides information on El Creston that is historical and the Company cannot guarantee the accuracy of the data presented therein.  The reader is cautioned not to place undue reliance on the historical data or its implications that have been derived from third-party sources.  The PEA is referenced herein solely for historic context and background.

Starcore International Mines Ltd.

MD&A

October 31, 2021

to further defining the potential of the El Creston deposit. For future clarifications, the Company will define both claims as the Opodepe Project.

The Company conducted a six-month exploration plan which included more than 1600 samples taken in the outcrops of nine new discovered veins in the Teocuitla claims, with a focus on gold and silver orebodies. The initial results of the exploration program are outlined below:

Table 1:  Assay Results of the samples taken from MEZTLI4 and TEOCUITLA Claims

# Targets	Target	Claim	Recognized surface length (mt)	Economic length (mt) Surface	Economic width (mt) Surface	Au g/t	Ag g/t
1	Mana System	Meztli 4	2100	300	1.07	0.52	250
2	Karla System NW		1815	280	0.53	3.52	13
3	Karla System SW		480	190	0.61	1.53	64
4	El Guerigo Breccia		1800	110	0.98	0.11	162
5	San Gerónimo		Stockpile Samples			0.40	214
6	Midas Vein	New claims acquired	580	190	0.73	0.09	147
7	La Aurora - La Espinada Vein		Stockpile Samples			0.21	241
8	La Última		Old mining non visited
9	El Oro	Other claim	500	70	0.53	10.30	5

Table 2:   New claims acquired

Starcore International Mines Ltd.

No.	LOTE	SURFACE (Ha)
1	MEZTLI	89.000
2	MEZTLI 1	8.0000
3	LORENIA	138.0000
4	ALMA	359.000
5	LETTY	391.5093
6	MEZTLI 2	1,455.9816
7	MEZTLI 6	0.0032
8	MEZTLI 4	8,465.0445
9	MEZTLI 3	457.0564
	TOTAL PREVIOUS CLAIMS HELD	11,363.5950
No.	NEW CLAIMS ACQUIRED
1	TEOCUITLA	1,476.1874
2	TEOCUITLA 2	925.9102
3	ANGEL	185.6715
4	TLALOC 2	500.0000
	TOTAL NEW CLAIMS	3,087.7691
	TOTAL CLAIMS EL CRESTON PROJECT	14,451.3641

In addition to the new claims staked, the Company is working on a new geological model of the El Creston deposit, with the primary purpose of assessing the potential for a copper porphyry orebody at depth.  Readers are encouraged to visit our website at  www.starcore.com for location photos, diagrams and plans of the geologic models and targets.

Qualified Person

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the Opodepe Project as required under NI 43-101and has prepared the technical information contained in this report.

Starcore International Mines Ltd.

MD&A

October 31, 2021

Toiyabe, Nevada, USA

The Company had the rights to a 100% undivided interest in the Toiyabe Gold Project (“Toiyabe”), subject to a 3% net smelter revenue royalty (“NSR”), consisting of 165 mining claims located in Lander County, Nevada, United States of America.

During the year ended April 30, 2021, the Company entered into a binding agreement with Westward Gold Inc. (formerly IM Exploration Inc.) (“WG”) for the assignment of the Company’s option to acquire a 100% interest in Toiyabe from the Optionor. The Company has transferred all of its rights and WG will assumed all property claim and maintenance payments and all obligations under the current option agreement with Optionor. As consideration for the transfer of the Company’s option to acquire Toiyabe, WG made a cash payment of US$150,000 and issued the Company 4,100,000 common shares in the capital of WG which were received by our escrow agent and valued at fair market value at date of issue of $0.19 per share subject to a contractual escrow period of twelve (12) months following the date of issuance, with 25% being released every three (3) months from closing of the Transaction ( 50% has been released).

Impairment of Mining Interest

In determining the recoverable amounts of the Company’s mining interests, the Company’s management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about gold’s selling price, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates.

4.3	Results of Operations

The Company recorded earnings for the period ended October 31, 2021 of $617 compared with $3,116 for the comparative period ended October 31, 2020. The details of the Company’s operating results and related revenues and expenses are as follows:

For the period ended October 31,	2021	2020	Variance
Revenues
Mined ore	$12,833	$15,062	$(2,229)
Cost of Sales
Mined ore	(8,277)	(7,868)	(409)
Depreciation and depletion	(1,626)	(2,043)	417

Total Cost of Sales	(9,903)	(9,911)	8
Earnings from mining operations	2,930	5,151	(2,221)

Financing costs (net)	(87)	(94)	7
Foreign exchange gain/ (loss)	21	(599)	620
Management fees and salaries	(690)	(717)	27
Office and administration	(266)	(291)	25
Professional and consulting fees	(380)	(327)	(53)
Pre-exploration costs	(25)	(16)	(9)
Transfer agent and regulatory fees	(38)	(44)	6
Shareholder relations	(285)	(92)	(193)
Earnings (loss) before taxes and other losses	1,180	2,971	(1,791)

Other Losses
Unrealized loss on investment	(205)	-	(205)
Loss on sale of exploration property	(39)	-	(39)

Income taxes
Deferred (expense)/recovery	(319)	145	(464)

Earnings (loss) for the period	$617	$3,116	$(2,499)

Starcore International Mines Ltd.

MD&A

October 31, 2021

Overall, revenue from mining operations decreased by $2,229 for the period ended October 31, 2021 compared to the comparative period ended October 31, 2020, due mainly to lower metal production and ore grade and recovery processed in the current period compared to the prior comparable period.

Sales of metals for mining operations for the period ended October 31, 2021 approximated 4,892 ounces of gold and 43,205 ounces of silver sold at average prices in the period of US$1,802 and US$24.87 per ounce, respectively. This is a decrease in sale of gold and silver ounces when compared to the prior comparable period ended October 31, 2020 where sales of metal approximated 5,422 ounces of gold and 58,661 ounces of silver, sold at higher average prices of US$1,831 per ounce for gold and lower average prices of US$20.79 per ounce for silver.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $1,626 compared to $2,043 in the prior comparable period ending October 31, 2020, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management. The decrease is largely due to higher amortization costs in the prior period of the leases on mobile equipment in accordance with the change to IFRS 16, and the higher production tonnage calculated over the total resource in the prior period.

For the period ending October 31, 2021, the Company had gross profit of $2,930 from mine operations compared to gross profit of $5,151 for the period ended October 31, 2020. The lower gross profit was due to lower production of metal resulting from, as stated previously, the lower tonnes processed, the lower grades and recovery for metal and the higher mine operating costs per tonne during this period.

Other Items

Changes in other items for the period ended October 31, 2021, resulted in the following significant changes from the period ended October 31, 2020:

•	Financing costs during the period decreased due to repayment of the US$1,000 loan and the repayment of the $3,000 principal of Bonds outstanding in April and June of prior year;
•	Office and administration decreased by $25 due to lower corporate costs relating to general regulatory administration in the current period;
•	Management fees and salaries decreased by $27 mainly due to the decrease in RSU/ DSU liability accrued as a portion were paid out in the prior year;
•

Foreign exchange loss decreased by $620 for the period ended October 31, 2021. The decrease relates primarily to the fluctuations of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations, and may be realized or unrealized at the period end;

•

Professional and consulting fees increased by $53 to $380 for the period ended October 31, 2021. Professional fees relate primarily to charges in relations to legal, tax and audit fees and increased mainly due to the sale of Toiyabi property and the acquisition of the Opodepe Project;

•	Shareholder relations increased by $193 in the current period due to an increase in marketing expenses associated with European markets;
•	Deferred Income Tax (“DIT”) decreased by $464 due mainly to the difference in asset base of the underlying amounts that determine the temporary differences from year to year.

All-in Sustaining Costs

In conjunction with a non-GAAP initiative being undertaken within the gold mining industry, the Company has adopted an “all-in sustaining cash cost” (“AISC”) non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold; however this performance measure has no standardized meaning. As the measure seeks to reflect the full cost of equivalent gold production from current mining operations, new project capital is not included in the calculation. This measure includes San Martin mining operations coupled with related capital costs. Accordingly it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis based solely on sales of metal from the San Martin mining operations:

Starcore International Mines Ltd.

MD&A

October 31, 2021

(In Canadian Dollars unless indicated)	Sustaining Costs (in 000’s)		Sustaining Costs Per Ounce (in $/oz)
For the period ended October 31,	2021	2020	2021	2020

Total cost of sales cash costs[1]	$8,277	$7,868	$1,508	$1,292
Total corporate and administration cash costs[1,2]	1,607	1,424	293	234
Foreign exchange (gain)/loss	(21)	597	(5)	98
Reclamation and closure accretion	(19)	42	(3)	7
Sustaining capital expenditures and exploration	937	511	171	84

All-in sustaining cash costs	10,781	10,442	1,964	1,715
Foreign exchange adjustment	(2,106)	(2,673)	(384)	(439)

All-in sustaining USD cash costs	$8,675	$7,769	$1,580	$1,276

Total equivalent ounces sold	5,488	6,088

1 Excludes non-cash depletion and depreciation of $1,626 from cost of sales and from corporate and administration costs for the period ended October 31, 2021 (October 31, 2020: $2,043).

2 Includes share-based compensation of $24 for the period ended October 31, 2021 (October 31, 2020: $16).

The AISC of US$1,580/EqOz is higher than the prior period comparable amount of US$1,276/EqOz due mainly to the lower production tonnage which increased per ounce costs while processing lower grade ore and realizing lower recoveries.

Cash Flows

Cash inflow from operating activities was $3,100 during the period ended October 31, 2021, compared to a cash inflow of $5,133 for the comparative period ended October 31, 2020. Cash flows from operating activities were determined by removing non-cash expenses from the earnings and adjusting for non-cash working capital amounts. Financing activities resulted in an outflow of $256 (October 31, 2020: $3,581) due to lease payments. Cash outflow from investing activities was $1,206 due to the Company spending $941 on investment in mining interest, plant and equipment, $399 on investment in exploration and evaluation assets, offset by proceeds from reclamation deposits being return to the Company of $134. Overall cash increased during the period ended October 31, 2021 by $1,638.

Investor Relations Activities

During the period ended October 31, 2021, the Company responded directly to investor inquiries.

Financings, Principal Purposes & Milestones

During the period ended October 31, 2021, the Company did not have any financings.

5.	Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q2 31-Oct-21	Q1 31-Jul-21	Q4 30-Apr-21	Q3 31-Jan-21
Total Revenue	$6,672	$6,161	$5,123	$6,614
Earnings from mining operations	$1,366	$1,564	$15	$1,236
Earnings (loss) for period	$(318)	$935	$(875)	$652
Per share – basic and diluted	$0.00	$0.02	$(0.02)	$0.01

Starcore International Mines Ltd.

MD&A

October 31, 2021

	Q2 31-Oct-20	Q1 31-Jul-20	Q4 30-Apr-20	Q3 31-Jan-20
Total Revenue	$6,972	$8,090	$6,352	$6,275
Earnings from mining operations	$2,225	$2,926	$885	$1,269
Earnings (loss) for period	$1,452	$1,663	$(1,758)	$22
Per share – basic and diluted	$0.03	$0.03	$(0.03)	$0.00

Discussion

The Company reports a loss of $318 for the quarter ending October 31, 2021 compared to earnings of $1,452 in the comparative quarter ended October 31, 2020. For more detailed discussion on the quarterly production results and financial results for the quarter ended October 31, 2021, please refer to Sections 4.1 and 4.3 under “Results of Operations”.

6.	Liquidity and Commitments

The Company expects to continue to receive income and cash flows from the mining operations at San Martin (section 4.1).  Management expects that this will result in sufficient working capital and liquidity for the Company for the next twelve months.

As at October 31, 2021, the Company had the following commitments:

a)

The Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing concession commitments on the mine site and on exploration and evaluation assets of approximately $500 per year.

b)	The Company has management contracts to officers and directors totaling $450 per year, payable monthly, expiring in April 2022.

Obligations due within twelve months of October 31,	2021	2022	2023	2024and beyond

Trade and other payables	$2,876	$-	$-	$-
Reclamation and closure obligations	$-	$-	$-	$3,011

7.	Capital Resources

The capital resources of the Company are the mining interests, plant and equipment, with an amortized historical cost of $29,148 as at October 31, 2021. The Company is committed to further expenditures of capital required to maintain and to further develop the San Martin mine which management believes will be funded directly from the operating cash flows of the mine.

8.	Off Balance Sheet Arrangements

The Company has no off-balance sheet transactions.

9.	Transactions with Related Parties

N/A

10.	Second Quarter

Due to mine operating activity of the San Martin mine discussed throughout this MD&A and as detailed in Section 4.1, the operations and activities are similar to previous quarters, which are discussed in Section 4.3 – Results of Operations.

Starcore International Mines Ltd.

MD&A

October 31, 2021

11.	Proposed Transactions

N/A

12.	Critical Accounting Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in accounting estimate is recognized prospectively by including it in the Company’s profit or loss in the period of the change, if it affects that period only, or in the period of the change and future periods, if it affects both.

Information about critical judgements in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the current financial period are discussed below:

a)	Economic Recoverability and Profitability of Future Economic Benefits of Mining Interests

Management has determined that mining interests, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

b)Rehabilitation Provisions

Rehabilitation provisions have been created based on the Company’s internal estimates.  Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management.  Estimates are reviewed annually and are based on current regulatory requirements.  Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period.  Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs, which will reflect the market condition at the time that the rehabilitation costs are actually incurred.  The final cost of the currently recognized rehabilitation provision may be higher or lower than currently provided. The inflation rate applied to estimated future rehabilitation and closure costs is 3.0% (April 30, 2021: 3.5%) and the discount rate currently applied in the calculation of the net present value of the provision is 8% (April 30, 2021: 8%).

c)Impairments

The Company assesses its mining interest, plant and equipment assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

d)Income Taxes

Significant judgment is required in determining the provision for income taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision.  Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Starcore International Mines Ltd.

MD&A

October 31, 2021

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recuperated.

e)Mineral Reserves and Mineral Resource Estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mining reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

f)Units of Production Depletion and Depreciation

Estimated recoverable reserves are used in determining the depreciation of mine specific assets. This results in depreciation charges proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumption, including the amount of recoverable reserves and estimate of future capital expenditure. Changes are accounted for prospectively.

13.	Changes in Accounting Policies

N/A

14.	Financial and Other Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the audited consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The primary currency the Company exposed to is the United States dollar which is also the functional currency of the San Martin Mine. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. At October 31, 2021 the Company had the following financial assets and liabilities denominated in CDN and denominated in Mexican Pesos:

In ‘000 of	CAD$	MXN$

Cash	$392	MP 5,358
Other working capital amounts – net	$(141)	MP 5,378

At October 31, 2021, US dollar amounts were converted at a rate of $1.2389 Canadian dollars to $1 US dollar and MP were converted at a rate of MP20.5553 to $1 US Dollar.

Starcore International Mines Ltd.

MD&A

October 31, 2021

15.1	Disclosure of Outstanding Share Capital as at December 13, 2021

	Number	Book Value
Common Shares	49,646,851	$50,725

There are no options outstanding nor any granted subsequent to October 31, 2021.

The following warrants were outstanding and exercisable to purchase one common share for each warrant held:

Number of	Exercise
Warrants	Price	Expiry Date

250,000	$0.30	March 7, 2022

15.2	Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of audited consolidated financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual consolidated financial statements or interim financial statements.

There has been no material change in the Company’s internal control over financial reporting during the Company’s period ended October 31, 2021.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.